# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: General Fusion Group Ltd., CIK 0002074850
CUSIP: 369884101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 6020 Russ Baker Way, Richmond, British Columbia Canada (A1), V7B 1B4
Date of event which requires filing of this statement: 07/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001430885

## Reporting persons
- BDC Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,287,483; shared voting power 0; sole dispositive power 3,287,483; shared dispositive power 0; aggregate amount beneficially owned 3,287,483 (6.2% of the class)
  Comment: 1. The Percentage of beneficial ownership is based on 52,988,419 issued and outstanding common shares as set forth in the Form 20-F filed by General Fusion Group Ltd. on July 16, 2026.
  
  2. Late filing was due to filer not having access to its EDGAR credentials. Filer applied for renewed EDGAR access immediately upon identifying the filing obligation and filed promptly upon receiving credentials.

## Item 1. Issuer
Name of issuer: General Fusion Group Ltd.
Address of issuer's principal executive offices: 6020 Russ Baker Way, Richmond, British Columbia, Canada V7B 1B4

## Item 2. Person Filing
Name of person filing: BDC Capital Inc. ("BDC") is a subsidiary of the Business Development Bank of Canada which is a Crown corporation whose sole shareholder is the Government of Canada.
Address of principal business office or, if none, residence:
5 Place Ville Marie Suite 100
Montreal Quebec H3B 5E7
Canada
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,287,483
Percent of class: 6.2
Sole power to vote or to direct the vote: 3,287,483
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,287,483
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BDC Capital Inc.: /s/ Zoltan Tompa, Zoltan Tompa, Partner and Team Lead (07/24/2026)
- BDC Capital Inc.: /s/ Shirley Speakman, Shirley Speakman, Managing Partner (07/24/2026)